June 30, 2009

Securities and Exchange Commission

Mailstop 3010

Washington, D.C. 20549

Attention:	Cicely LaMothe, Accounting Branch Chief
Yolanda Crittendon, Staff Accountant
Philip Rothenberg, Staff Attorney
Sonia Barros, Special Chief Counsel

Re:	The Charles Schwab Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed on February 25, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed on May 7, 2009
Definite Proxy Statement on Schedule 14A
Filed on March 30, 2009
File No. 001-09700

Ladies and Gentlemen:

We have set forth below the responses of The Charles Schwab Corporation (the Company) to the Comments detailed in the letter from Ms. Cicely LaMothe to Mr. Walter W. Bettinger II dated June 16, 2009 with respect to the above referenced periodic reports and documents incorporated therein. The staff’s comments are noted in italics below.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page

Credit Risk, page 33

Comment 1: We have read and considered your response to comment three. We note that you describe some of it credit underwriting standards (e.g., LTV, FICO scores) that limits the exposure to its residential mortgages. To enhance the transparency of your disclosures, please consider and confirm to us whether you plan to expand your disclosure in future filings to include such characteristics that mitigates the exposure relating to your loan portfolio.

Response: The Company will expand its disclosure in the next periodic filing and future Form 10-K filings to include the characteristics of its credit underwriting standards (e.g., loan-to-value ratios, cash out limits, and Fair Isaac & Company credit scores) that have limited the credit risk exposure related to the Company’s loan portfolios.

Securities and Exchange Commission

June 30, 2009

Financial Statements and Notes

Note 5 – Securities Available for Sale and Securities Held to Maturity, page 52

Comment 2: We have read and considered your response to comment seven. We note that you determine the probability whether the company would collect all contractual principal and interest payments based upon certain characteristics and cash flow projections of your securities and underlying loans. Given that such information would enhance an investor’s understanding of your securities, please confirm to us whether you plan to expand your disclosure in future filings to include these characteristics and the assumptions used in your estimated cash flows in determining whether an other-than-temporary charge is warranted.

Response: The Company will expand its disclosure in the next periodic filing and future Form 10-K filings on the credit characteristics of the securities and the underlying loans and the assumptions used in its cash flow projections in determining whether an other-than-temporary charge is warranted.

Form 10-Q for the quarter ended March 31, 2009

Financial Statements and Notes

Note 3 – Securities Available for Sale and Securities Held to Maturity, page 5

Comment 3: We note according to your Consolidated Statements of Income on page 1 that the company recognized a net impairment loss of $14 million, which represents the difference between the total other-than-temporary impairment loss of $150 million and the total other-than-temporary impairment loss related to other factors other than credit losses of $136 million. Please tell us, and disclose in future filings, the other factors that resulted in a portion of the total other-than-temporary impairment not being recognized in earnings and the significant inputs used to measure the amount related to the credit loss.

Response: The Company adopted FASB Staff Position SFAS No. 115-2 and SFAS No. 124-2 – Recognition and Presentation of Other-Than-Temporary Impairments in the first quarter of 2009, which changed the way in which an other-than-temporary impairment (OTTI) is measured, recognized and presented in the financial statements.

Under the newly adopted accounting standard, the two primary factors that result in a portion of the OTTI not being recognized in earnings are 1) whether the Company has the intent to sell such securities, and 2) whether the Company will be required to sell the securities prior to any anticipated recovery. If these two conditions are not met, then the non-credit related portion of the unrealized loss continues to be recorded in other comprehensive income (OCI), a component of stockholders’ equity.

For the securities that the Company considered other-than-temporarily impaired as of March 31, 2009, the Company disclosed that it does not have the intent to sell these securities and will not be required to sell these securities. The Company’s intent and its assessment that it would not be required to sell these securities was based on the Company’s buy and hold strategy related to available for sale securities, a strong liquidity position, adequate access to short term borrowing facilities and “well capitalized”

Securities and Exchange Commission

June 30, 2009

regulatory capital levels. Therefore, the impairment charge recognized in earnings was equal to the Company’s estimated credit losses, and the non-credit related portion of the unrealized loss was recorded in OCI.

The estimated credit losses were computed as the difference between the present value of the expected cash flows and amortized cost of the securities. The Company disclosed in note “3 – Securities Available for Sale and Securities Held to Maturity” on page 5 of the Company’s Form 10-Q for the quarterly period ended March 31, 2009, that the cash flow models require management to estimate future principal prepayments, default rates, and default loss severity based on the securities’ underlying collateral, and future housing price changes. These are the significant inputs used to measure the amount of estimated credit losses recognized in earnings. In the Company’s next periodic filing and future Form 10-K filings the Company will specifically identify these inputs as the significant inputs to the cash flow models.

As discussed in response to comment 2 above, the Company will expand its disclosure in the next periodic filing and future Form 10-K filings on the credit characteristics of the securities and the underlying loans and the assumptions used in its cash flow projections in assessing OTTI. The Company will also expand its disclosures to include the basis for the Company’s assertion that it does not have the intent to sell these securities and will not be required to sell these securities prior to any anticipated recovery.

Definitive Proxy Statement

Compensation Discussion and Analysis, page 10

Annual Cash Incentives, page 11

Comment 4: We note your response to our prior comment 10 and understand, in general, that a formula-based matrix was used to produce a 76.4% award payout. It is not apparent, however, how the formula-based matrix using both the targets and actual figures produces a 76.4% award payout. Please provide a more detailed and specific answer regarding how a formula-based matrix together with the stated targets and actual results achieved this award amount. Please provide this disclosure in future filings and tell us what the revised disclosure would look like.

Response: As noted in our prior response, the performance matrix has two axes: one axis represents revenue growth and the second axis represents pre-tax profit margin. The Company sets a performance target based on a combination of these two variables. As disclosed in the table in the Compensation Discussion and Analysis, those targets in 2008 were revenue growth of 11.5% and pre-tax profit margin of 39.6%. If the Company achieves the targets for the variables, the plan pays out at 100% of the target awards (the target payout for each of the named executive officers is disclosed in the 2008 Grants of Plan-Based Awards Table). As noted in the Compensation Discussion and Analysis and our prior response, the payouts could range from 0% to 200% of the target award based on the Company’s performance as measured by revenue growth and pre-tax profit margin. The matrix reflects a tradeoff between the variables such that for a given payout, e.g., 100%, achieving revenue growth of greater than 11.5% would allow for achieving pre-tax profit margin of less than 39.6%. Where achievement for both variables is higher than target, payouts could range from over 100% to 200% of the target award. If

Securities and Exchange Commission

June 30, 2009

achievement for both variables is below the target values, then the payouts are reduced to between 0% and under 100% of the target award. In 2008, the Company achieved revenue growth of 3.1% and pre-tax profit margin of 39.4%, both below the target levels for a 100% payout of the target awards, which under the matrix translated to a payout of 76.4% of the target award.

The Company plans to include this type of explanation of the operation of the matrix and the relativity between the performance variables in future Proxy Statement filings.

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Securities and Exchange Commission

June 30, 2009

Management of the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (415) 667-9733 or Geoffrey O. Huggins, Senior Vice President – Corporate Controller, at (415) 636-7479 if you have any questions or comments concerning this letter.

Sincerely,

/s/ Joseph R. Martinetto
Joseph R. Martinetto
Executive Vice President & Chief Financial Officer